Contact

www.linkedin.com/in/kennycason
(LinkedIn)
www.datarank.com (Company)
kennycason.com/ (Personal)
github.com/kennycason (Other)

Top Skills

Java

MySQL

Subversion

Languages

Chinese (Professional Working)

English (Native or Bilingual)

Japanese (Professional Working)

Kenny Cason

CTO | Co-Founder at Arrived Homes

Seattle, Washington, United States

Summary

I love to learn and build things. In addition to laying code, I also enjoy studying foreign languages and culture (Chinese & Japanese focus), AI/NLP, math, game development, and art.

My favorite programming language is Kotlin.

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Experience

Arrived Homes

CTO | Co-Founder

March 2019 - Present (7 years 2 months)

- Home ownership, without the responsibilities.

- Buy shares of rental homes, earn passive income, and let Arrived take care of the rest.

Sprout Social, Inc.

Senior Staff Software Engineer

December 2017 - January 2019 (1 year 2 months)

- Help lead integration of Simply Measured technologies into Sprout Social post-merger.

Datarank, Inc.

CTO | CoFounder

August 2011 - January 2019 (7 years 6 months)

Use Social Data to obtain market research in an instant - get instant insights from thousands of users and get back to business. No focus groups. No observer bias.

- Fortune 500 Customers

- Y Combinator Summer 2013

- Sold to Simply Measured in 2015.

Simply Measured, A Sprout Social Company

2 years 5 months

Director Of Engineering
October 2017 - February 2018 (5 months)

Principal Software Engineer
October 2015 - October 2017 (2 years 1 month)
Greater Seattle Area

Combining DataRank + Simply Measured technologies and market vision to become the only social data company to provide social analytics, listening, and attribution solutions.

Lockheed Martin
Software Engineer
May 2007 - August 2011 (4 years 4 months)

- Missile Defense National Team B - Testing/Integration.

- Interned for three years: 2007, 2008, 2009.

- Worked full-time from 2010 - 2011.

United States Marine Corps
Small Arms Repair Technician School
August 2004 - August 2007 (3 years 1 month)

- Lance Corporal (E-3).

- Security and maintenance of ordnance.

- Ensure operational safety by teaching classes to other Marines.

- Received Meritorious Mast.

- Reserve Forces.

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Education

Y Combinator
· (2013 - 2013)

University of Arkansas
BS, Computer Science · (2004 - 2010)

関西外国語大学 / Kansai Gaidai University
Japanese · (2007 - 2008)